Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006	2005	2004	2003
Earnings
Net Income for Common	$844	$686	$694	$518	$591
Preferred Stock Dividend	11	11	11	11	11
Cumulative Effect of Changes in Accounting Principles	-	-	-	-	-
(Income) or Loss from Equity Investees	(2)	-	-	-	-
Minority Interest Loss	-	-	-	-	-
Income Tax	392	349	330	278	367
Pre-Tax Income from Continuing Operations	1,245	1,046	1,035	807	969
Add: Fixed Charges*	487	472	392	387	409
Add: Amortization of Capitalized Interest	-	-	-	-	-
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	-
Subtract: Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Earnings	$1,732	$1,518	$1,427	$1,194	$1,378
* Fixed Charges
Interest on Long-term Debt	$411	$370	$333	$317	$333
Amortization of Debt Discount, Premium and Expense	17	16	17	15	13
Interest Capitalized	-	-	-	-	-
Other Interest	39	65	21	34	42
Interest Component of Rentals	20	21	21	21	21
Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Fixed Charges	$487	$472	$392	$387	$409
Ratio of Earnings to Fixed Charges	3.6	3.2	3.6	3.1	3.4

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